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February 17, 2017
Via EDGAR and E-MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Era Anagnosti, Legal Branch Chief

Re:	Veritex Holdings, Inc.
Registration Statement on Form S-4
Filed January 20, 2017
File No. 333-215649
Ladies and Gentlemen:
On behalf of Veritex Holdings, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on January 20, 2017 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.
For your reference, this letter, along with both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the initial filing of the Registration Statement, are being delivered to you via e-mail.
Prospectus Cover Page

1.
Please revise to disclose that the merger is subject to a floor price as set forth in the last paragraph of “Adjustments to Merger Consideration” disclosure on page 10. In addition, please also disclose that Veritex may prevent Sovereign’s right to terminate the merger agreement (as indicated in your disclosure on page 124) by increasing the aggregate stock consideration and/or the aggregate cash consideration pursuant to the formula in the merger agreement.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

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February 17, 2017

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to include the requested disclosures.
Interests of Sovereign’s Directors and Executive Officers in the Merger
Director Appointments, page 105

2.
We note your disclosure that Thomas J. Mastor and T.J. Falgout are expected to be appointed to the Veritex Board upon consummation of the merger. Please file the written consents of Messrs. Mastor and Falgout as required by Securities Act Rule 438.

In response to the Staff’s comment, the Company has filed as Exhibits 99.5 and 99.6 to the Amended Registration Statement the written consent of each person named in the Amended Registration Statement as an anticipated director of the Company following the effective time of the merger.
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Please do not hesitate to contact me by telephone at (512) 536-2460 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Justin M. Long Justin M. Long of Norton Rose Fulbright US LLP

cc:	David Lin, Securities and Exchange Commission
C. Malcolm Holland, III, Veritex Holdings, Inc.
Noreen E. Skelly, Veritex Holdings, Inc.
Thomas J. Mastor, Sovereign Bancshares, Inc.
Michael G. Keeley, Esq., Norton Rose Fulbright US LLP
Chet A. Fenimore, Esq., Fenimore, Kay, Harrison & Ford, LLP
Geoffrey S. Kay, Esq., Fenimore, Kay, Harrison & Ford, LLP